FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

DryShips Inc. (the “Company”) filed today Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007 (the “Registration Statement”), which Post-Effective Amendment contained references to, among other matters, the Company’s entry into separate share purchase agreements to acquire nine Capesize drybulk carriers from clients of Cardiff Marine Inc., including Mr. George Economou, the Company’s Chairman, Chief Executive Officer and Interim Chief Financial Officer.

Attached hereto as Exhibit 10.8 is the Shares Purchase Agreement, dated October 1, 2008, by and between Gorgias Challenge Inc., as Buyer, and Atlantic Sun Marine Corp, as Seller.

Attached hereto as Exhibit 10.9 is the Shares Purchase Agreement dated October 1, 2008 between Prodigus Challenge Inc., as Buyer, and BlueAtlantic Shipping Limited, as Seller.

Attached hereto as Exhibit 10.10 is the Shares Purchase Agreement dated October 1, 2008 between Thrasymachus Challenge Inc., as Buyer, and Spark Navigation Corp. , as Seller.

Attached hereto as Exhibit 10.11 is the Shares Purchase Agreement dated October 1, 2008 between Hippias Challenge Inc., as Buyer, and Peace Bridge Shipping Inc. , as Seller.

Attached hereto as Exhibit 10.12 is the Shares Purchase Agreement dated October 1, 2008 between Lycophron Challenge Inc., as Buyer, and Investships Ltd. , as Seller.

Attached hereto as Exhibit 10.13 is the Shares Purchase Agreement dated October 1, 2008 between Antiphon Challenge Inc., as Buyer, and Loki Shareholdings Limited, as Seller.

Attached hereto as Exhibit 10.14 is the Shares Purchase Agreement dated October 1, 2008 between Callicles Challenge Inc., as Buyer, and Thor Shareholdings Limited, as Seller.

Attached hereto as Exhibit 10.15 is the Shares Purchase Agreement dated October 1, 2008 between Cratylus Challenge Inc., as Buyer, and Piraeus Star Shareholdings Inc., as Seller.

Attached hereto as Exhibit 10.16 is the Shares Purchase Agreement dated October 1, 2008 between Protagoras Challenge Inc., as Buyer, and Consolidated Finance Two Ltd, as Seller.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference in the Company’s Registration Statement, as amended by the Post-Effective Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated:  October 20, 2008                                         By:  /s/George Economou
       George Economou
       Chief Executive Officer

SK 23113 0002 929521 v2